-----------------------------------
                                                          OMB APPROVAL
                                             -----------------------------------
                                             OMB Number                3235-0145
                                             Expires:            August 31, 1999
                                             Estimated average burden
                                             hours per response............14.90
                                             -----------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )*


                            Magellan Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   559092-40-8
                  ---------------------------------------------
                                 (CUSIP Number)


                             Richard G. Brown, Esq.
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                February 27, 1998
                                -----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. | |.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1746 (10-97)                   Page 1 of 6

 CUSIP No. 559092-40-8                                         Page 2 of 6 Pages
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
 1       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Richard I. Winwood (the "Reporting Person")
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group
         (See Instructions)                                          (a) | |
                                                                     (b) | |
--------------------------------------------------------------------------------
 3       SEC Use Only

--------------------------------------------------------------------------------
 4       Source of Funds (See Instructions)

         N/A
--------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                         | |
--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization


         United States
--------------------------------------------------------------------------------
                          7         Sole Voting Power

                                    3,681,050 (includes    (i)   92,019   shares
                                              underlying  currently  exercisable
                                              warrants   held  in  the  name  of
                                              Keystone  Ventures,  L.C.,  a Utah
                                              limited liability company of which
                                              the  Reporting  Person is a member
                                              ("Keystone")   and   (ii)   87,500
                                              shares    underlying     currently
                                              exercisable  warrants  held in the
                                              name of the Reporting Person)
  Number of            ---------------------------------------------------------
   Shares                 8         Shared Voting Power
Beneficially
  Owned by                          None
    Each               ---------------------------------------------------------
  Reporting               9         Sole Dispositive Power
   Person
     With                           3,681,050 (includes    (i)   92,019   shares
                                              underlying  currently  exercisable
                                              warrants   held  in  the  name  of
                                              Keystone  and (ii)  87,500  shares
                                              underlying  currently  exercisable
                                              warrants  held in the  name of the
                                              Reporting Person)
                       ---------------------------------------------------------
                         10         Shared Dispositive Power

                                    None
--------------------------------------------------------------------------------

 11      Aggregate Amount Beneficially Owned by Each Reporting Person

         3,681,050(includes (i) 92,019 shares underlying  currently  exercisable warrants held in the name of Keystone and (ii) 87,500 warrants held in the name of the Reporting Person)
--------------------------------------------------------------------------------
 12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                         | |

--------------------------------------------------------------------------------
 13      Percent of Class Represented by Amount in Row (11)

         25.2%
--------------------------------------------------------------------------------
 14      Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

 CUSIP No. 559092-40-8                                         Page 3 of 6 Pages
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
         This Amendment No. 5 to the Schedule 13D of Richard I. Winwood amends and supplements, and should be read in conjunction with, the Schedule 13D filed on May 27, 1994, Amendment No. 1 thereto filed on October 5, 1994, Amendment No. 2 thereto filed on February 7, 1995, Amendment No. 3 thereto filed on or about March 29, 1995, revised Amendment No. 3 thereto filed on March 12, 1998 and Amendment No. 4 thereto filed on March 12, 1998.
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

     (a) Title of Class of Equity Securities: Common Stock, $0.0001 par value (the "Common Stock")

     (b) Name of Issuer: Magellan Technology, Inc. (the "Issuer")

     (c) Address of Issuer's Principal Executive Office: 13526 South 110 West, Draper, UT 84020

Item 2.  Identity and Background

     (a) Name: Richard I. Winwood (the "Reporting Person")

     (b) Business address: 7069 South Highland Drive, Suite 100, Salt Lake City, UT 84121

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: President of Winwood Consulting, Inc., a consulting firm located at 7069 South Highland Drive, Suite 100, Salt Lake City, UT 84121

     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: None

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: None

     (f) Citizenship: United States

 CUSIP No. 559092-40-8                                         Page 4 of 6 Pages
                                  SCHEDULE 13D


Item 3.  Source and Amount of Funds or Other Consideration

                  On February 27, 1998, 333,333 shares were issued by the Issuer to the Reporting Person upon conversion of notes payable held by the Reporting Person and payable by the Issuer. The conversion rate was $.75/share. The interest due on such notes was applied to the exercise price of warrants to purchase shares of the Issuer's common stock. The warrants were held in the name of Keystone Ventures, L.C., a Utah limited liability company ("Keystone"), of which the Reporting Person is the controlling member. The exercise price of the warrants was $.30/share. Upon exercise of the warrants, the underlying 28,816 shares of the Issuer's common stock were transferred by Keystone to the Reporting Person. No consideration was paid by the Reporting Person for such shares.

Item 4.  Purpose of Transaction

                  See Item 3 above. All securities acquired in such transaction were acquired for investment purposes.

                  The Reporting Person reserves the right to purchase additional securities of the Issuer or to dispose of such securities in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, the Reporting Person presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) The aggregate number of shares of the Common Stock beneficially owned by the Reporting Person as of February 27, 1998 was 3,681,050 shares, which included (i) 3,139,382 shares of the Common Stock held in Keystone's name, (ii) 362,149 shares of the Common Stock held by the reporting Person in his own name, (iii) 92,019 shares of the Common Stock underlying currently exercisable warrants held in the name of Keystone and (iv) 87,500 shares of the Common Stock underlying currently exercisable warrants held in the Reporting Person's name. The 3,681,050 shares of the Common Stock represented 25.2% of the outstanding shares of the Issuer.

         (b) As of February 27, 1998, the Reporting Person had the sole power to vote, direct the vote, dispose and direct the disposition of the 3,681,050 shares of the Common Stock.

         (c)      See Item 3 above.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the above-discussed shares of the Common Stock.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

 CUSIP No. 559092-40-8                                         Page 5 of 6 Pages
                                  SCHEDULE 13D

Item 7.  Material to Be Filed as Exhibits

         None.

 CUSIP No. 559092-40-8                                         Page 6 of 6 Pages
                                  SCHEDULE 13D


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     November 5, 1998                                /s/ RICHARD I. WINWOOD
     ----------------                                ----------------------
     Date                                            Richard I. Winwood